January 10, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner
Division of Corporate Finance
Office of Life Sciences

Re:	Rafael Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed on December 20, 2024

File No. 333-282558

Dear Ms. Mariner:

Rafael Holdings, Inc., a Delaware corporation (“Rafael” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-4 filed October 9, 2024 (as amended, the “Registration Statement”).

We are writing to respond to the comments of the staff of the Commission (the “Staff”) raised in your letter to Rafael dated January 3, 2025. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). References to page numbers in our responses are to page numbers in the Amendment or the Joint Proxy Statement/Prospectus (the “Prospectus”) that forms a part thereof. Capitalized terms defined in the Registration Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 114

1. Please update the pro forma financial information in your filing in accordance with Article 11 of Regulation S-X.

Response: We have updated the pro form financial information accordingly.

Incorporation of Certain Information by Reference, page 139

2. We note your response to our prior comment 12 and the revised risk factor contained in Amendment No. 1 to Rafael's Form 10-K for the fiscal year ended July 31, 2024, which now states that the "relationships may cause a conflict of interest with [y]our stockholders, specifically with regard to demands on Mr. Jonas’ time and the attention that he can dedicate to the Company as well as in the unlikely event that the business interests of the Company and other entities controlled by Mr. Jonas were to conflict." Please further revise your disclosure to provide information regarding any formal conflicts of interest policies that may be in place regarding corporate opportunities.

Response: We have revised the risk factor entitled "The relationship between Howard S. Jonas and IDT Corporation, and Genie Energy could conflict with our stockholders' interests" contained in Rafael’s Form 10-K for the fiscal year ended July 31, 2024 to provide the information as requested by the Staff.

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Securities and Exchange Commission

January 10, 2025

Rafael acknowledges that Rafael and its management are responsible for the adequacy and accuracy of the disclosure in the filings of the Registration Statement, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ William Conkling
William Conkling
Chief Executive Officer

cc:	Daniel Gordon	Alison Newman
	Tamika Sheppard	Sarah Hewitt
	Laura Crotty	N. Scott Fine
	Dov Schwell	Joshua Fine